Filed by National City Corporation
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
NATIONAL CITY
KEY MESSAGES FOR MEDIA
ACQUISITION OF HARBOR FLORIDA BANCSHARES, INC.
•	National City has announced plans to acquire Harbor Florida Bancshares, Inc. Headquartered in Fort Pierce, Harbor Florida has total assets of $3.2 billion and 40 branches in Southeast Florida. Subject to regulatory and shareholder approvals, the merger is expected to close in the fourth quarter of 2006.
•	Harbor Florida is an extremely well-run institution with an impressive track record, significant market share, and excellent prospects. We look forward to partnering with Harbor Florida’s management team to expand the company’s branch network and broaden the menu of products available to customers.
•	While the transaction will mark National City’s first retail banking presence in Florida, National City has conducted business in the state for many years, primarily residential and commercial real estate lending, commercial finance, and personal wealth management. We see this as an opportunity to better serve our existing customers residing in the Central East Coast of Florida, as well as expand our customer base.
•	Our focus is on doing what’s right for our customers — and for those who invest in National City. While not contiguous, there are parallels between this transaction and our 2004 acquisition of Allegiant in St. Louis, Missouri. In both cases, we saw the opportunity to leverage our strengths in retail and commercial banking to drive growth beyond what the existing franchise could achieve.
•	The acquisition brings tremendous benefits to Harbor Florida Bancshares, Inc. customers. National City expects to achieve revenue enhancements by expanding its products and services to Harbor Florida Bancshares, Inc.’s markets and customers.
•	This acquisition will strengthen the position of National City as a leading financial services provider in the nation. This means added convenience for our customers who live, work and shop in the region and who will be able to bank at more National City locations.

•	We intend to be a strong and visible competitor in every market we enter, and we will take full advantage of opportunities to service customers through the Harbor Florida acquisition. As soon as the transaction is finalized, we will work quickly and deliberately to ensure a smooth transition that will establish National City with consumers and businesses in the Central East Coast of Florida region.
•	At National City, we care about doing what’s right for our customers. It is a simple but powerful commitment. Our employees are dedicated to being “Customer Champions” and to demonstrating the National City brand behaviors of accountability, respect and friendliness.
•	National City is committed to working with local community leaders, non-profit organizations and government officials to make a lasting difference. To help ensure continuation of Harbor Florida’s community support, National City will establish a $2 million charitable foundation to be used exclusively in the counties currently served by Harbor Florida. The foundation will be chaired by Michael J.
Brown, Sr.
Q. How many individuals does Harbor Florida employ?
Harbor Florida employs approximately 600 individuals.
Q. Are positions going to be affected as a result of the merger?
It is too early to speculate on specific employee impacts that will result from this transaction.
Q. Will National City consider other acquisitions in the Florida market?
National City will continue to examine growth opportunities in the company’s core banking business. We will explore options that are accretive to earnings, make strategic sense, and add to shareholder value.
Q. Will the Harbor Federal name change?
Yes, at some point in the future we anticipate that the bank name will officially change to National City.
Q. What will happen to customer accounts?
In the future, we’ll be able to provide customers with a broader array of products and services. It’s too early in the merger process to know the specifics of any changes that might affect customer accounts. Customers will receive information well in advance to help make the transition simple and easy.
Q. Will branches close because of the merger?
We want to grow in this market, and we look forward to the potential expansion of our branch network in the future.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
About National City
National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation’s largest financial holding companies. The company operates through an extensive banking network primarily in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. For more information about National City, visit the company’s Web site at NationalCity.com.
About Harbor Florida Bancshares, Inc.
Harbor Florida Bancshares, Inc., the holding company for Harbor Federal Savings Bank, is headquartered on the east coast of Florida in Fort Pierce. Known as a community-oriented financial institution, Harbor Federal offers deposit products and consumer, mortgage and commercial loans to a population of over 2.25 million in an eight-county market area. At present, Harbor Federal operates 40 full-service banking offices and a full-service insurance agency with five locations. Harbor Florida Financial Services, Inc., a wholly-owned subsidiary of Harbor Federal, offers fixed-rate annuity products for sale through our branch offices. Harbor Federal is one of the largest independent financial institutions based in the state of Florida with $3.2 billion in assets.